Exhibit 22.1
Subsidiary Guarantors and Issuers of Guaranteed Securities
The table below sets forth the respective issuers and guarantors of the notes issued by AXIS Capital Holdings Limited’s financing subsidiaries and the jurisdiction of incorporation of each such entity.

Guaranteed Securities	Issuer (Jurisdiction)	Guarantor (Jurisdiction)
5.150% Senior Notes due 2045	AXIS Specialty Finance PLC (United Kingdom)	AXIS Capital Holdings Limited (Bermuda)
4.000% Senior Notes due 2027	AXIS Specialty Finance PLC (United Kingdom)	AXIS Capital Holdings Limited (Bermuda)
3.900% Senior Notes due 2029	AXIS Specialty Finance LLC (Delaware)	AXIS Capital Holdings Limited (Bermuda)
4.900% Junior Subordinated Notes due 2040	AXIS Specialty Finance LLC (Delaware)	AXIS Capital Holdings Limited (Bermuda)